UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 85405 / March 25, 2019

Admin. Proc. File No. 3-18501

In the Matter of

MULLAN AGRITECH, INC., and
RELIABRAND, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Mullan Agritech, Inc., or ReliaBrand, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Mullan Agritech, Inc., and ReliaBrand, Inc.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of Mullan Agritech, Inc., and ReliaBrand, Inc., is revoked. The revocation is effective as of March 26, 2019.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary

---

[1]    17 C.F.R. § 201.360(d).

[2]    *Mullan Agritech, Inc., ReliaBrand, Inc., and UBL Interactive, Inc.,* Initial Decision Release No. 1301 (Nov. 9, 2018), 2018 WL 5881786. The stock symbols and Central Index Key numbers are: MHDG and 1581223 for Mullan Agritech, Inc.; and RLIA and 1406243 for ReliaBrand, Inc.

INITIAL DECISION RELEASE NO. 1301
ADMINISTRATIVE PROCEEDING
FILE NO. 3-18501

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| | | |
|---|---|---|
| In the Matter of<br><br>MULLAN AGRITECH, INC.,<br>RELIABRAND, INC., and<br>UBL INTERACTIVE, INC. | :<br>:<br>:<br>: | INITIAL DECISION MAKING FINDINGS<br>AND REVOKING REGISTRATIONS<br>BY DEFAULT<br>November 9, 2018 |

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Carol Fox Foelak, Administrative Law Judge

## SUMMARY

This Initial Decision revokes the registrations of the registered securities of Mullan Agritech, Inc., and ReliaBrand, Inc. (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission.

## I. BACKGROUND

The Securities and Exchange Commission instituted this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 on May 23, 2018. Each Respondent's Answer was due within ten days of service of the OIP on it. *See* OIP at 3; 17 C.F.R. § 201.220(b). ReliaBrand, Inc., and Mullan Agritech, Inc., were served with the OIP on June 5 and June 13, 2018, respectively, consistent with 17 C.F.R. § 201.141(a)(2)(ii), (iv), and failed to file Answers.

On August 22, 2018, in light of *Lucia v. SEC*, 138 S. Ct. 2044 (2018), the Commission ordered a new hearing in each pending proceeding, including this one, before an administrative law judge who had not previously participated in the proceeding, unless the parties expressly agreed to alternative procedures, including agreeing that the proceeding remain with the previous presiding administrative law judge. *Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2-3. Accordingly, the proceeding was reassigned to the undersigned. *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264 (C.A.L.J. Sept. 12, 2018).

In view of the reassignment of the proceeding, Respondents were afforded a new opportunity to file Answers, which were due by October 12, 2018. *Mullan Agritech, Inc.*, Admin. Proc. Rulings Release No. 6094, 2018 SEC LEXIS 2610, at *3 (A.L.J. Sept. 26, 2018). Neither filed an Answer, and each was ordered to show cause by November 7, 2018, why it

[1] The other captioned respondent, UBL Interactive, Inc., remains in the proceeding. It and the Division of Enforcement have been engaged in settlement negotiations.

should not be deemed to be in default and the registration of its securities revoked.  *Mullan Agritech, Inc.*, Admin. Proc. Rulings Release No. 6240, 2018 SEC LEXIS 2936 (A.L.J. Oct. 22, 2018).  To date, neither has filed an Answer to the OIP or responded to the order to show cause.  Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2).  Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them.  *See* OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f).  Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

## II.  FINDINGS OF FACT

Mullan Agritech, Inc. (MHDG) (CIK No. 1581223),[2] is a British Virgin Islands corporation located in Road Town, Tortola, British Virgin Islands, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  MHDG is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2015, which reported a net loss of $12,531 for the prior nine months.  As of May 21, 2018, the common stock of MHDG was quoted on OTC Link operated by OTC Markets Group Inc. (formerly "Pink Sheets") (OTC Link), had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

ReliaBrand, Inc. (RLIA) (CIK No. 1406243), is a revoked Nevada corporation located in Kelowna, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  RLIA is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2015, which reported a net loss of $767,813 for the prior nine months.  As of May 21, 2018, the common stock of RLIA was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

## III.  CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

## IV.  SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.  Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants.  Further, revocation accords with Commission sanction considerations set forth in *Gateway International Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006) (citing *Steadman v. SEC*, 603 F.2d 1126, 1139-40 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports.  *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313 (July 6, 2011), *recons. denied*, Exchange Act Release No. 65118, 2011 SEC LEXIS 2839 (Aug. 12, 2011); *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197 (May 23, 2008);

---

[2] The short form of each Respondent's name is also its ticker symbol.  The CIK number is a unique identifier for each corporation in the Commission's EDGAR database.  The user can retrieve filings of a corporation by using its CIK number.

*America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1242 (June 6, 2007); *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534 (July 5, 2006). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

*SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); *accord e-Smart Techs., Inc.*, Exchange Act Release No. 50514, 2004 SEC LEXIS 2361, at *8-9 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." *e-Smart Techs., Inc.*, 2004 SEC LEXIS 2361, at *9 n.14.

## V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of Mullan Agritech, Inc., is REVOKED; and

the REGISTRATION of the registered securities of ReliaBrand, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[3]

<br>

$\overline{\text{\hspace{4cm}}}$
Carol Fox Foelak

---

[3] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). *See Alchemy Ventures, Inc.*, Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *13 & n.28 (Oct. 17, 2013); *see also David Mura*, Exchange Act Release No. 72080, 2014 SEC LEXIS 1530 (May 2, 2014).

Administrative Law Judge